Exhibit 99.1

MATERIAL FACT

Completion of sale of Gallatin Steel Company

Further to the previous announcement made on September 15, 2014, Gerdau and ArcelorMittal jointly announced today that they have completed the sale of their respective 50% interests in Gallatin Steel Company to Nucor Corporation. The sale was completed for a total cash consideration of US$770 million.

Porto Alegre, October 8, 2014.

Andre Pires de Oliveira Dias

Executive Vice President

Investor Relations Director